Exhibit 99.14
[Letterhead of Ensource]
Dear NGT Unitholders:
      The enclosed prospectus, letter of transmittal and related materials outline the terms and conditions of our proposed exchange offer whereby, upon the terms and subject to the conditions in this prospectus and the accompanying letter of transmittal, the current unitholders of the Eastern American Natural Gas Trust (NYSE:NGT) are being offered the right to tender their NGT depositary units to Ensource Energy Income Fund LP (“Partnership”) for exchange, whereby each NGT depositary unit accepted by the Partnership for exchange will be exchanged for:

•	One whole common unit in the Partnership, a newly formed Delaware limited partnership; and

•	A pro-rata share of a $5.9 million special cash distribution to be paid by the Partnership to holders of depositary units accepted by the Partnership for exchange resulting in a minimum of $1.00, and a maximum of $2.00, cash payment for each NGT depositary unit accepted by us for exchange).
      The purpose of this exchange offer is for the Partnership to acquire control of, and ultimately the entire interest in, NGT. This exchange offer is the first step in the Partnership’s plan to acquire all of the outstanding NGT trust units and the fractional interests in the treasury securities associated with the NGT depositary units. Provided depositary units evidencing at least a majority of the outstanding NGT trust units are validly tendered and accepted for exchange by the Partnership, concurrently with the closing of the exchange offer, Ensource Energy Partners, LP, our general partner (the “General Partner”), will invest $20.5 million in the Partnership to acquire (i) the general partner interest and the incentive distribution rights in the Partnership, (ii) subordinated units in the Partnership at a price per subordinated unit equal to the average intraday trading price of NGT depositary units for the ten trading days prior to mailing this offer and (iii) a warrant to acquire one million common units at a price of $36.40 per common unit. Subsequent to this investment by our General Partner, we will promptly seek to have NGT consummate a second-step merger in which the Partnership acquires the remaining trust units in the Partnership. The Partnership’s common units have been approved for listing on the New York Stock Exchange, subject to notice of issuance, under the trading symbol “ENF.”
      The business model of the Partnership, after consummation of the transactions described in the prospectus, is to increase unitholder value in terms of cash distributions per common unit and capital appreciation through the acquisition of net profits interests in oil and natural gas properties to be acquired in the future by Ensource Reserves Management LLC, a wholly owned subsidiary of our General Partner.
      We believe that after completion of the exchange offer and second-step merger, the former NGT unitholders should benefit from several key attributes of the Partnership, including the following:

•	Active management of the Partnership’s assets by our General Partner, under the guidance of its Board of Directors, employing a business strategy intended to maximize unitholder value through increases in cash distributions over the long term;

•	Implementation of an overall hedging policy designed to ensure minimum economic returns on both NGT’s legacy natural gas net profits interests and on new acquisitions of net profits interests the Partnership makes in the future; and

•	During the subordination period as described in the prospectus, the distributions on the subordinated units owned by our General Partner will be subordinate and junior to the right of holders of our common units, including former NGT unitholders that hold our common units, to receive a distribution of not less than $.50 per quarter, or $2.00 annually, of available cash from operating surplus.
See “Risk Factors” beginning on page 45 of the enclosed prospectus for a discussion of issues that you should consider in determining whether to tender your NGT depositary units into this offer.
      Since this proposal is subject to a majority of the outstanding NGT depositary units being accepted for exchange by the Fund, if you fail to take the steps required to accept the Offer, you will not participate in the

$5.9 million special distribution which will be paid if the transaction is approved. The special cash distribution will be paid only to those holders of NGT depositary units whose units are accepted by the Partnership for exchange pursuant to the exchange offer. To exchange your units, please complete and return (or, if your depositary units are held for you in “street name” by a broker, dealer or other financial institution, direct such broker, dealer or institution to complete and return) the following:

•	The letter of transmittal (the blue form), accompanied by your depositary unit certificate or a completed notice of guaranteed delivery, including a signature guarantee by an “eligible institution” except as set forth in Instruction 2 of the Instructions to the letter of transmittal;

•	If you wish to tender your NGT depositary units but (1) the certificates for such depositary units are not immediately available, or (2) time will not permit such certificates or other required documents to reach Computershare Trust Company, Inc., the exchange agent for the exchange offer, before the January , 2006 expiration date, you may effect a valid tender if done through an “eligible institution” and prior to the expiration date the exchange agent receives a properly completed and duly executed Notice of Guaranteed Delivery (the green form);

•	A completed Form W-9 (the white form); and

•	A completed FIRPTA certificate (the pink form).
      If you have questions about the exchange offer, please contact the information agent for the exchange offer:

Georgeson Shareholder Communications, Inc.
17 State Street
New York, New York 10004
Toll free number: (800) 279-4514
Brokers and banks call: (212) 440-9800
e-mail: ensource@gswp.com
Very truly yours,
ENSOURCE ENERGY INCOME FUND LP

Scott W. Smith	Marshall M. Eubank
President and CEO	Executive Vice President and CFO